FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 25th, 2003

Information furnished on this form:
    -  Statutory Report concerning the issue of stock aquisition rights for stock option plan

April 24, 2003

Issue of Stock Acquisition Rights for Stock Option Plan

At the meeting of its Board of Directors held today it was resolved that pursuant to Article 280-20 of the Commercial Code of Japan, NEC Corporation (the "Company") issue "stock acquisition rights" (rights to subscribe for or acquire shares from the company - shinkabu yoyakuken -, the "Stock Acquisition Rights") to persons other than its shareholders for the purpose of granting stock options as follows:

1. Reason for issue of the Stock Acquisition Rights with favorable conditions to persons other than its shareholders

With a view to promoting the management highly conscious of the shareholder value and to creating a motivation to improve business results of the Company and its group companies, the Company issues the Stock Acquisition Rights to the Allocated Persons (as defined in 2. below) for the purpose of granting stock options.

2. Persons to whom the Stock Acquisition Rights will be allocated (the "Allocated Persons") and Number of the Stock Acquisition Rights which will be allocated

The Stock Acquisition Rights will be issued to the Allocated Persons who will have in office at the issue date of the Stock Acquisition Rights in accordance with their positions at the time of the issuance. The Allocated Persons and the number of units of the Stock Acquisition Rights allocated to each Allocated Persons are shown in the table below:

Allocated Persons	Number of units of the Stock acquisition Rights (Number of shares)

(a) Directors of the Company

Chairman of the Board	10 (10,000 shares)
Vice Chairman of the Board	10 (10,000 shares)
President	10 (10,000 shares)
Senior Executive Vice President	8 (8,000 shares)
Executive Vice President	6 (6,000 shares)
Senior Vice President	4 (4,000 shares)
Director (non-executive)	3 (3,000 shares)

(b) Corporate Officers (other than Directors)

Executive Vice President	4 (4,000 shares)
Senior Vice President	3 (3,000 shares)
Associate Senior Vice President	2 (2,000 shares)

(c) Employees having important responsibilities equivalent to those of Corporate Officers

2 (2,000 shares)

(d) Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers

1 (1,000 shares)

(e) Chairman and President (serving on a full-time basis) of the Company's subsidiaries in Japan (excluding subsidiaries whose stocks are listed and its affiliated subsidiaries) which are important from the point of view of the business strategy of NEC Group

1 (1,000 shares)

3. Terms of the Stock Aquisition Rights

(1) Class and total number of the Company shares to be issued or acquired upon exercise of the Stock Aquisition Rights:

Up to 350,000 shares of common stock of the Company (1,000 shares per one unit of the Stock Aquisition Right)

In the event that the Company splits or consolidates its shares of common stock ("stock split or consolidation"), the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights which have not been exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fraction less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment = Number of shares before adjustment x Ratio of stock split or consolidation

(2) Total number of the Stock Acquisition Rights to be issued

Up to 350 units

(3) Issue price of the Stock Acquisition Rights

None

(4) Exercise price of the Stock Acquisition Rights

The price to be paid in per share upon exercise of each Stock Acquisition Right (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales take place) during the month immediately preceding the month in which the Stock Acquisition Rights are issued, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen; provided that if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date the Stock Acquisition Rights are issued, the closing price shall become the Exercise Price.

In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Paragraph 2 of Article 341 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of Stock Acquisition Rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise Price after adjustment = Exercise Price before adjustment x {Number of outstanding shares + (Number of new shares to be issued x Amount to be paid per share) / market price per share before issue of new shares} / (Number of outstanding shares + Number of new shares to be issued)

In the event of stock split or consolidation after the issues of the Stock Acquisition Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise Price after adjustment = Exercise Price before adjustment x (1 / Ratio of stock split or consolidation)

(5) Exercise Period of the Stock Acquisition Rights

From July 1, 2005 to June 30, 2009

(6) Conditions of exercise of the Rights

(a) The Allocated Persons may exercise the Stock Acquisition Rights so long as the Allocated Persons are directors, corporate officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed and its affiliated subsidiaries) at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, if an Allocated Person loses such position during the period described in (5) above, such Allocated Person may exercise its Stock Acquisition Rights for a period of one year after losing such position, but not later than the end of the period described in (5) above (i.e. on or before June 30, 2009). Furthermore, if an Allocated Person loses such position on or before June 30, 2005, such Allocated Persons may, nevertheless, exercise its Stock Acquisition Rights for a period of one year from July 1, 2005.

(b) Successors or heirs of the Allocated Persons shall not exercise the Stock Acquisition Rights.

(c) Partial exercise of one unit of the Stock Acquisition Right shall not be permitted.

(7) Events and conditions for cancellation

The Company may cancel the Stock Acquisition Rights without any consideration in the following events:

(a) If the Allocated Persons become unable to exercise the Stock Acquisition Rights pursuant to the conditions set forth in paragraph (6) above;

(b) If an agreement for amalgamation with the other company, pursuant to which the Company will be dissolved, is approved by a shareholders meeting of the Company; or

(c) If an agreement for stock exchange or matters related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of the other company, are approved by a shareholders meeting of the Company.

(8) Limitation of transfer of the Stock Acquisition Rights

The transfer of the Stock Acquisition Rights shall be approved by the Board of Directors of the Company.

(note)

Issue of the Stock Acquisition Rights shall be subject to approval of the 165th Annual General Meeting of Shareholders of the Company to be held on June 19, 2003.